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                                                                     Exhibit 4

USA will file a proxy statement and other relevant documents concerning USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and certain related transactions with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSED TRANSACTIONS. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention:
Investor Relations.

INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION CONCERNING THE PROPOSED TRANSACTIONS.

USA and its directors and officers may be deemed to be participants in the solicitation of proxies from USA shareholders to adopt the agreement providing for USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and the other related transactions described therein. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on
Schedule 14A filed by USA with the SEC on April 9, 2001. Copies of USA filings may be obtained free of charge at the SEC's website at www.sec.gov < http://www.sec.gov >.


                          VIVENDI UNIVERSAL USA NETWORK

                   PRESS CONFERENCE TRANSCRIPT (11:30 AM CALL)

[recording device is activated]

Barry Diller:             We're gonna get this USA Interactive thing going for
                          those of you who have an interest in USA Interactive.
                          So if we could...kind of take the A/V out of here that doesn't relate to it, I'll answer questions about...talk a little bit about USA Interactive.
                          So...um...is there anything here numerically I want to cover for you? If you look--a couple things about USA
                          Interactive...um...we've made fifty-five investments or acquisitions since 1997; they're all focused on areas that have natural relationships to each other.
                          There's a natural migration therein to interactivity.
                          We have transactions that scale. What we believe is that merchandizing creates margins, it's why we've spent our time on things where there is margin. We've had an annual growth rate that's been very high, twenty percent over the years--sorry, twenty percent from 2000 and which we will think will continue into 2003. In terms of online migration, travel is at fifteen percent, ticketing is at forty percent of migration...the margins are growing even faster, twenty-nine percent over the next few years. We have low inventory risk. At HRN we have thirty percent gross margins. I'm really not...I don't think I need to go through these various little metrics. The one thing that I probably would do is something that we think is really interesting...that in

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                          1995, if you looked at revenue through the screen it
                          was really advertising and subscriptions. In 2000, transactions are...uh...thirty-nine percent; growing, I guess, eleven percent in '95. And in 2005, transactions are estimated to be about sixty percent of what will happen over a televisions screen. And the interesting thing for USA is we are already, in terms of a percentage of mix in the company, at where it is going to be in 2005--so we think that the areas that we're in, the areas that USA Interactive is in, are the enormous growth futures of the world. And, given our start, the fact that we start this enterprise with strong cash flow, with an awful lot of cash--close to three billion dollars--and...and an integrated interactive universe that...I said earlier, it would be a crime if we were not able to capitalize on that. We're already nine percent of interactive commerce. We think we'll be twenty percent in 2002. WE think we're going to be the dominant player. As against our nearest competitor, which is EBAY, in terms of profitability, they are slightly more profitable than us at the moment. They have essentially one line of business. We have twenty different lines of business inside USA Interactive. So we have a fantastic opportunity inside this interactive company and we intend to be about it with as much moment as we can bring to bear. So, with that, I'll answer any questions that you have. So...questions? Yes sir...

UM9:                      [unintelligible]


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Barry Diller:             I don't' think there's a need to...uh...we've talked a
                          bit about it in the past and we're gonna talk about it, obviously, in the future. There is the potential and w control those companies, obviously, they're subsidiaries, technically, of USA. Uh, I would think that in the future we would look to consolidate them, we will look to--we may not do it. In fact, they are a find stand-alone. They have a nice basis. They're perfectly okay in their configuration. But a rationalization is possible over time. Yes? I think we've...

UM10:                     [unintelligible]

Barry Diller:             Okay...we've been at this, by the way, since six this
                          morning so I think every possible question from any possible country, other than Transylvania, has already been answered. What would it be?

Operator:                 Excuse me, Simon Applebaum, please state your company?

Simon Applebaum:          Yes, Simon Applebaum from Multichannel news and,
                          Barry, I will try to have something a little bit different. Uh, how will this...what role will your ne company, will USA Interactive, play in the effort with Vivendi to develop interactive TV channels with Ecco
                          Star? Channels, by the way, which will not be exclusive to Ecco Star, they will be sold to cable operators here in the US and overseas?

Barry Diller:             Yes, well, first of all, we're gonna have commercial
                          agreements between us and between USAI and VUE and vivendi in lots of different areas. AS far as the commerce channels...we are going to launch a travel service at some point in the next six to nine months;


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                          we have existing arrangements for that. We actually
                          have existing carriage arrangements with Direct TV, which, if Ecco Star acquires Direct TV, we'll become for the whole. UH, and we're gonna...we have one more category that were going to probably announce within the next three months or so, which will be a commerce and transaction service. The deal that we have made divides commerce and transactions on the left side with USAI and entertainment on the right. We will service each other; we will combine in certain areas because there is a relationship between entertainment and interactive commerce in terms of commercial arrangements. But, as far as the ownership of the assets, all transaction and interactive assets are owned wholly by USA and vivendi has its own interactive assets. Yes, Victor Miller?

Victor Miller:            -interactive question but I didn't get this in during
                          the regular call. What impact will the deal have on the individual USA networks and who runs them? UsA and Doug Herzog, Bonnie Hammer in Sci-Fi, Patrick Ven and
                          Trio Newsworld and prime...will there be a change in focus? Will everyone stay in place? What's happening there?

Barry Diller:             Um...I think...Michael's not here
                          anymore...Jackson...but all of the executives of USA
                          Entertainment, the ones that you just named, will remain in place; they will be combined with other activities of...Universal Television worldwide, which will all be under the responsibility of Michael jackson who, in turn, will report to Ron


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                          Meyer. But we don't anticipate any changes. We have
                          very good teams on Sci Fi Channel, on USA Network, and Patrick Vien is a first-rate executive in charge of our emerging networks so we don't anticipate a change. Yes, Victor?

Victor Miller:            Thanks, Barry. You've talked about the migration.
                          Could you give us a sense of metrics for everyone on how much you've seen the ticketing business go online?
                          The airline ticket business going online? The home shopping business going online? How quickly has that happened and how far could it go?

Barry Diller:             Well, Ticketmaster Online is now up to about forty
                          percent; we think it will go higher than that next year, it's in our plan. What's the amount it's gonna go to, John? Forty-five percent. Uh...so we see it continuing, and that's remarkable when you think FORTY percent of EVERY transaction and for Ticketmaster, this big company that five years ago didn't know what an Internet was; they thought it was a toaster.
                          Uh...and that's not disrespectful, I, quickly add to Fred Rosen, who built that company, who did a fantastic job doing it...I'm just saying that, in fact, it didn't exist. On the travel side, fifteen percent of all travel is online; that's remarkable that...travel is...I men, ticketing is a relatively small category. Travel is in the trillions.
                          So...fifteen percent online migration. My feeling about travel is that travel migration online is going to go fairly quickly. I can't imagine that people will really want to get the


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                          information...actually get questions answered, asked,
                          et cetera in all different parts of the kinds of things that interactive travel can do online. I think everybody's gonna go online in terms of their travel products. I think it's gonna be true for all businesses. I think that the idea of businesses outsourcing their travel to other people when there is--are these interactive systems that allow you to do it much more efficiently and without anybody, so to speak, in the middle in bricks and mortar, kind of, situation. I think that there's enormous opportunity as to our colleagues at Expedia on the business side for online migration. Home shopping, from the first hour fo the first day, I mean...in the first year it's up to ten percent of HSN's business. It was profitable since its inception. It is the big, I think, growth engine of HSN. So I see the naturalistic movement to online for accessing goods and services. I also think that as you get the on anytime computer...which is quickly coming. I mean, I think it's a couple of years out probably, but those of us that have them--certainly in offices--and some, certainly, people have them in homes. If you have a cable modem, it's on all the time and you see cable modem adoptions. The more that it's there; the more that there are multiple appliances for accessing information and services and interacting online. The more there's that ubiquity, I think the faster that all goes. And, also, the other thing is it's still...it's so much at the very beginning because it is still run a bit too much by a technical side.


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                          The intuitive interactivity...it is needed for normal
                          people to feel comfortable inside these systems is just beginning. In the next few years I think it will adopt more and more and more.

Victor Miller:            Bridging media and your USA Interactive...you've
                          talked about launching a travel channel and Mr.
                          Messier's got five channels, I think, he's done through his Ecco Star deal.

Barry Diller:             Yes.

Victor Miler:             Is that anything that, um...

Barry Diller:             -yes, we've talked about that and we would probably
                          undertake it jointly although, as I say, we already have, already set aside, a pure...Tier One...what is it? It's in the basic tier of DTV where ewe already have a channel set aside in that basic tier on DTV for travel. So I would think it would be fairly naturalistic. If there's nothing else...thank you all...

[recording device is deactivated]

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